Exhibit 99.1

Investor News	Oliver Maier
Head of Investor Relations

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
oliver.maier@fmc-ag.com
www.fmc-ag.com

October 31, 2012

Fresenius Medical Care Reports Third Quarter 2012 And Nine Months 2012 Results

3rd Quarter 2012 Summary:

Net revenue	$3,418 million	+7%
Operating income (EBIT)	$568 million	+6%
Net income *	$270 million	-3%
Earnings per ordinary share	$0.88	-4%

Nine Months 2012 Summary:

Net revenue	$10,095 million	+8%
Operating income (EBIT)	$1,659 million	+11%
Net income *	$930 million	+22%
Earnings per ordinary share	$3.05	+21%

Earnings excluding investment gain:
Net income *	$790 million	+4%
Earnings per ordinary share	$2.59	+3%

* Attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

Bad Homburg, Germany — Fresenius Medical Care AG & Co. KGaA (the “company” or “Fresenius Medical Care”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, today announced its results for the third quarter and first nine months of 2012.

3rd Quarter of 2012

Revenue

Net revenue for the third quarter of 2012 increased by 7% to $3,418 million (+11% at constant currency) compared to the third quarter of 2011. Organic revenue growth worldwide was 4%. Dialysis services revenue grew by 10% to $2,605 million (+12% at constant currency) and dialysis product revenue decreased by 1% to $813 million and increased by 7% at constant currency.

North America revenue for the third quarter of 2012 increased by 13% to $2,249 million. Dialysis services revenue grew by 15% to $2,047 million with a same market treatment growth of 4%. Average revenue per treatment for U.S. clinics increased to $349 in the third quarter of 2012 compared to $345 for the corresponding quarter in 2011. Dialysis product revenue decreased by 1% to $202 million. After adjusting for the Liberty acquisition, dialysis product revenue increased by 2%.

International revenue decreased by 2% to $1,163 million and increased by 7% at constant currency. Organic revenue growth was 7%. Dialysis services revenue decreased by 4% to $558 million and increased by 6% at constant currency. Dialysis product revenue decreased by 1% to $605 million and increased by 9% at constant currency.

Earnings

Operating income (EBIT) for the third quarter of 2012 increased by 6% to $568 million compared to $534 million in the third quarter of 2011. This resulted in an operating margin of 16.6% for the third quarter of 2012 compared to 16.8% for the corresponding quarter in 2011.

In North America, the operating margin decreased from 18.8% to 18.7%. Average costs per treatment for U.S. clinics increased by $2 to $281 in the third quarter of 2012 as compared to $279 in the third quarter of 2011.

In the International segment, the operating margin decreased from 17.3% to 16.8%.

Net interest expense for the third quarter of 2012 was $108 million, compared to $68 million in the third quarter of 2011. This development was mainly attributable to the higher level of indebtedness as a result of the issuance of various tranches of senior notes over the course of 2011 and 2012 to finance dialysis clinic acquisitions.

Income tax expense was $153 million for the third quarter of 2012 compared to $163 million in the third quarter of 2011, reflecting effective tax rates of 33.3% and 35.0%, respectively.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the third quarter of 2012 was $270 million, a decrease of 3% compared to the corresponding quarter of 2011.

Earnings per ordinary share (EPS) for the third quarter 2012 was $0.88 compared to $0.92 for the third quarter of 2011. The weighted average number of shares outstanding for the third quarter of 2012 was approximately 305.5 million shares, compared to 303.2million shares for the third quarter of 2011. The increase in shares outstanding resulted from stock option exercises in the past 12 months.

Cash flow

In the third quarter of 2012, the company generated $535 million in cash from operations, an increase of 16% compared to the corresponding figure last year and representing 15.7% of revenue. The cash flow generation was supported by the favorable earnings development as well as the favorable development of working capital items including inventory.

A total of $164 million was spent for capital expenditures, net of disposals. Free cash flow before acquisitions was $371 million (representing 10.8% of revenue) compared to $313 million in the third quarter of 2011. A total of $37 million in cash was spent for acquisitions and investments, net of divestitures. Free cash flow after acquisitions and divestitures was $334 million, compared to $264 million in the third quarter of 2011.

Nine Months of 2012

Revenue and Earnings

Net revenue for the first nine months of 2012 increased by 8% to $10,095 million (+11% at constant currency) compared to the first nine months of 2011. Organic revenue growth was 4% in the first nine months of 2012.

Operating income (EBIT) for the first nine months of 2012 increased by 11% to $1,659 million compared to $1,488 million in the first nine months of 2011. The operating income margin increased to 16.4% for the first nine months of 2012 as compared to 16.0% in the same period in 2011.

Net interest expense for the first nine months of 2012 was $311 million compared to $214 million in the same period of 2011.

For the first nine months of 2012, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA was $930 million, up by 22% from the first nine months of 2011. This includes a non-taxable investment gain of $140 million related to the acquisition of Liberty Dialysis Holdings, Inc., including its 51% stake in Renal Advantage Partners, LLC (RAI). The gain is a result of measuring the 49% equity interest in RAI held by the company at its fair value at the time of the Liberty acquisition. Excluding this investment gain, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA increased by 4% to $790 million.

Income tax expense for the first nine months of 2012 was $462 million compared to $436 million in the same period in 2011, reflecting effective tax rates of 31.1% and 34.2%, respectively. Excluding the investment gain the effective tax rate for the first nine months of 2012 was 34.3%.

In the first nine months of 2012, earnings per ordinary share rose by 21% to $3.05 and by 3% to $2.59 if excluding the investment gain. The weighted average number of shares outstanding during the first nine months of 2012 was approximately 304.7 million compared to 302.7 million shares for the first nine months of 2011.

Cash Flow

Cash from operations during the first nine months of 2012 was $1,467 million compared to $950 million for the same period in 2011, representing 14.5% of revenue.

A total of $438 million in cash was spent for capital expenditures, net of disposals. Free cash flow before acquisitions for the first nine months of 2012 was $1,029 million compared to $570 million in the same period in 2011. A total of $1,557 million in cash was spent for acquisitions, net of divestitures. Free cash flow after acquisitions and divestitures was minus $528 million compared to minus $601 million in the first nine months of last year.

Please refer to the attachments for a complete overview on the third quarter and first nine months of 2012 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Patients — Clinics — Treatments

As of September 30, 2012, Fresenius Medical Care treated 256,521 patients worldwide, which represents a 12% increase compared to the previous year’s figure. North America provided dialysis treatments for 163,454 patients, an increase of 16%. Including 31 clinics managed by Fresenius Medical Care North America, the number of patients in North America was 165,754. The International segment provided dialysis treatment to 93,067 patients, an increase of 6% over the prior year’s figure.

As of September 30, 2012, the company operated a total of 3,135 clinics worldwide, which represents a 9% increase compared to the previous year’s figure. The number of clinics is comprised of 2,056 clinics in North America (2,087 including managed clinics), and 1,079 clinics in the International segment, representing an increase of 12% and 4%, respectively.

During the first nine months of 2012, Fresenius Medical Care delivered approximately 28.6 million dialysis treatments worldwide. This represents an increase of 12%, compared to last year’s figure. North America accounted for 18.1 million treatments, an increase of 12%. The International segment delivered 10.5 million treatments, an increase of 13%.

Employees

As of September 30, 2012, Fresenius Medical Care had 85,368 employees (full-time equivalents) worldwide, compared to 79,159 employees at the end of 2011. This increase of more than 6,200 employees is due to overall growth in the company’s business and acquisitions including Liberty Dialysis Holdings, Inc.

Debt/EBITDA ratio

The ratio of debt to earnings before interest, taxes, depreciation and amortization (EBITDA) increased from 2.55 at the end of the third quarter of 2011 to 2.81 at the end of the third quarter of 2012. The debt/EBITDA ratio at the end of the second quarter 2012 was 2.92.

Rating

During the third quarter of 2012, Standard & Poor’s removed the company’s ratings from review and affirmed the company’s corporate credit as ‘BB+’ with a ‘stable’ outlook. Moody’s rates the company’s corporate credit as ‘Ba1’ with a ‘stable’ outlook, and Fitch rates the company’s corporate credit as ‘BB+’ with a ‘stable’ outlook. For further information on Fresenius Medical Care’s credit ratings, maturity profiles and credit instruments, please visit our website at www.fmc-ag.com / Investor Relations/ Credit Relations.

Successful Renewal of Credit Agreement

Fresenius Medical Care successfully renewed its syndicated credit agreement including a revolving facility and a long term loan. The refinancing of those facilities was well received in the bank market. The company entered into a $3.85 billion syndicated credit agreement, comprised of 5-year revolving facilities (including a $200 million U.S. Dollar facility, a €500 million Euro facility and a $ 400 million multi-currency facility) and a 5-year $2.6 billion term loan. Proceeds from the credit facilities were used to refinance the company’s existing credit facilities, which otherwise would have matured on March 31, 2013, and for general corporate purposes.

Sales and earnings outlook for 2012 confirmed

For the full year 2012, the company confirms its sales and earnings outlook.

The company expects revenue to grow to ~ $14 billion in 2012(1).

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to grow to ~ $1.14 billion(1). This does neither include the investment gain in the amount of $140 million in the first nine months of 2012 nor does it consider charges of up to $70 million after tax mainly related to the intended renegotiation of the distribution, manufacturing and supply agreement for iron products in North America to reflect changes in the market and a donation to the American Society of Nephrology foundation to establish the Ben J. Lipps Research Fellowship Program.

For 2012, the company expects to spend ~ $700 million on capital expenditures and ~ $1.8 billion on acquisitions. The debt/EBITDA ratio is expected to be below 3.0 by the end of 2012.

Ben Lipps, chief executive officer of Fresenius Medical Care, commented: “In light of the negative implications from the difficult economic environment and from currency fluctuations, we achieved good operating results with an excellent operating cash flow in the third quarter of 2012. In summary, we are confirming our guidance for the full year at the lower end of the previously indicated range. We anticipate some special collection efforts related to services performed in prior years and other initiatives in the fourth quarter that will help us to achieve our guidance. The integration progress of our latest acquisitions continues and we are very pleased with our Quality Improvement programs and patient outcomes continuing to improve in nutritional status and reduced hospital days. The CEO transition to Rice Powell continues on track with the appointment of Ron Kuerbitz as the new CEO for North America effective January 2013.”

(1)  We define the ~ sign as a +/- 0-2% deviation from the respective numbers.

Conference call

Fresenius Medical Care will hold a conference call to discuss the results of the third quarter and first nine months of 2012 on Wednesday, October 31, 2012, at 3:30 p.m. CET / 10:30 a.m. EDT. The company invites investors to view the live webcast of the call at the company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.1 million individuals worldwide. Through its network of 3,135 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 256,521 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care

	Three months ended September 30,			Nine months ended September 30,
Statement of Earnings	2012	2011	Change	2012	2011	Change
(in US-$ thousands, except share data)
(unaudited)

Revenue
Dialysis care	2,674,893	2,425,092	10.3%	7,894,374	7,071,971	11.6%
Less: patient service bad debt provision	69,503	58,025	19.8%	206,665	166,991	23.8%
Net dialysis care	2,605,390	2,367,067	10.1%	7,687,709	6,904,980	11.3%
Dialysis products	812,548	816,999	-0.5%	2,406,957	2,400,560	0.3%
Total net revenue	3,417,938	3,184,066	7.3%	10,094,666	9,305,540	8.5%

Cost of revenue	2,305,627	2,123,792	8.6%	6,785,972	6,268,373	8.3%
Gross profit	1,112,311	1,060,274	4.9%	3,308,694	3,037,167	8.9%
Selling, general and administrative	522,177	504,868	3.4%	1,614,625	1,490,663	8.3%
Gain on sale of dialysis clinics	(58)	—		(34,019)	—
Research and development	27,867	27,612	0.9%	83,327	80,544	3.5%
Income from equity method investees	(5,317)	(5,940)	-10.5%	(14,672)	(22,402)	-34.5%
Operating income (EBIT)	567,642	533,734	6.4%	1,659,433	1,488,362	11.5%

Investment gain	—	—		(139,600)	—
Interest income	(7,210)	(16,882)	-57.3%	(40,012)	(42,882)	-6.7%
Interest expense	115,175	84,955	35.6%	351,052	257,124	36.5%
Interest expense, net	107,965	68,073	58.6%	311,040	214,242	45.2%
Income before taxes	459,677	465,661	-1.3%	1,487,993	1,274,120	16.8%
Income tax expense	153,036	162,797	-6.0%	462,354	436,057	6.0%
Net income	306,641	302,864	1.2%	1,025,639	838,063	22.4%
Less: Net income attributable to noncontrolling interests	36,779	23,609	55.8%	95,942	77,346	24.0%
Net income attributable to shareholders of FMC AG & Co. KGaA	269,862	279,255	-3.4%	929,697	760,717	22.2%

Operating income (EBIT)	567,642	533,734	6.4%	1,659,433	1,488,362	11.5%
Depreciation and amortization	152,212	141,422	7.6%	446,463	413,695	7.9%
EBITDA	719,854	675,156	6.6%	2,105,896	1,902,057	10.7%

Earnings per ordinary share	$0.88	$0.92	-4.1%	$3.05	$2.51	21.4%
Earnings per ordinary ADS	$0.88	$0.92	-4.1%	$3.05	$2.51	21.4%

Weighted average number of shares
Ordinary shares	301,531,173	299,280,448		300,720,312	298,714,674
Preference shares	3,971,607	3,964,914		3,968,082	3,960,315

In percent of revenue
Cost of revenue	67.5%	66.7%		67.2%	67.4%
Gross profit	32.5%	33.3%		32.8%	32.6%
Selling, general and administrative	15.3%	15.9%		16.0%	16.0%
Gain on sale of dialysis clinics	0.0%	—		-0.3%	—
Research and development	0.8%	0.9%		0.8%	0.9%
Income from equity method investees	-0.2%	-0.2%		-0.1%	-0.2%
Operating income (EBIT)	16.6%	16.8%		16.4%	16.0%

Investment gain	—	—		-1.4%	—
Interest expense, net	3.2%	2.1%		3.1%	2.3%
Income before taxes	13.4%	14.6%		14.7%	13.7%

Income tax expense	4.5%	5.1%		4.6%	4.7%
Net income attributable to noncontrolling interests	1.1%	0.7%		1.0%	0.8%
Net income attributable to shareholders of FMC AG & Co. KGaA	7.9%	8.8%		9.2%	8.2%
EBITDA	21.1%	21.2%		20.9%	20.4%

Fresenius Medical Care

	Three months ended September 30,			Nine months ended September 30,
Segment and Other Information	2012	2011	Change	2012	2011	Change
(in US-$ million, except employees)
(unaudited)

Net revenue
North America	2,249	1,992	12.9%	6,602	5,888	12.1%
International	1,163	1,187	-2.0%	3,470	3,405	1.9%
Corporate	6	5	20.5%	23	13	72.9%
Total net revenue	3,418	3,184	7.3%	10,095	9,306	8.5%

Operating income (EBIT)
North America	420	375	12.2%	1,199	1,035	15.8%
International	195	205	-4.8%	597	579	3.1%
Corporate	(47)	(46)	4.2%	(137)	(126)	8.8%
Total operating income (EBIT)	568	534	6.4%	1,659	1,488	11.5%

Operating income in percent of revenue
North America	18.7%	18.8%		18.2%	17.6%
International	16.8%	17.3%		17.2%	17.0%
Total	16.6%	16.8%		16.4%	16.0%

Employees
Full-time equivalents				85,368	77,825

Fresenius Medical Care

Reconciliation of non US-GAAP
financial measures to the most directly	Three months ended September 30,		Nine months ended September 30,
comparable US-GAAP financial measures	2012	2011	2012	2011
(in US-$ million)
(unaudited)

Segment information North America
Net revenue	2,249	1,992
Costs of revenue and research and development	1,528	1,343
Selling, general and administrative	308	280
Income from equity method investees	(7)	(6)
Costs of revenue and operating expenses	1,829	1,617
Operating income (EBIT)	420	375
In percent of revenue	18.7%	18.8%

Dialysis products revenue incl. and excl. internal sales
North America
Dialysis products revenue incl. internal sales	398	401
Less internal sales	(196)	(197)
Dialysis products external sales	202	204
International
Dialysis products revenue incl. internal sales	717	723
Less internal sales	(112)	(115)
Dialysis products external sales	605	608

Reconciliation of cash flow from operating activities to EBITDA (1)
Total EBITDA			2,106	1,902
Interest expense, net			(311)	(214)
Income tax expense			(462)	(436)
Change in working capital and other non-cash items			134	(302)
Net cash provided by operating activities			1,467	950

Annualized EBITDA (2)
Operating income (EBIT) last twelve months			2,329	2,027
Depreciation and amortization last twelve months			614	548
Non-cash charges			61	53
Annualized EBITDA			3,004	2,628

(1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

(2) EBITDA 2012: Pro forma numbers including Liberty Dialysis Holdings Inc., after FTC mandated divestitures.

Fresenius Medical Care

	September 30,	December 31,
Balance Sheet	2012	2011
(in US-$ million)	(unaudited)	(audited)

Assets
Current assets	5,944	5,695
Intangible assets	12,038	9,873
Other non-current assets	3,878	3,965
Total assets	21,860	19,533

Liabilities and equity
Current liabilities	3,352	4,263
Long-term liabilities	9,069	6,799
Noncontrolling interests subject to put provisions	546	410
Total equity	8,893	8,061
Total liabilities and equity	21,860	19,533

Equity/assets ratio:	41%	41%

Debt
Short-term borrowings	114	99
Short-term borrowings from related parties	95	28
Current portion of long-term debt and capital lease obligations	499	1,589
Long-term debt and capital lease obligations, less current portion	7,733	5,495
Total debt	8,441	7,211

Fresenius Medical Care

Cash Flow Statement
Nine months ended September 30,	2012	2011
(in US-$ million)
(unaudited)

Operating activities
Net income	1,026	838
Depreciation / amortization	447	414
Investment gain	(140)	—
Change in working capital and other non-cash items	134	(302)
Cash Flow from operating activities	1,467	950

Investing activities
Purchases of property, plant and equipment	(450)	(397)
Proceeds from sale of property, plant and equipment	12	17
Capital expenditures, net	(438)	(380)
Free Cash Flow	1,029	570

Acquisitions, net of cash acquired, and purchases of intangible assets	(1,789)	(1,171)
Proceeds from divestitures	232	—
Acquisitions, net of divestitures	(1,557)	(1,171)
Free Cash Flow after investing activities	(528)	(601)

Financing activities
Change in accounts receivable securitization program	13	(510)
Change in intercompany debt	66	82
Change in other debt	903	1,815
Proceeds from exercise of stock options	95	69
Redemption of Trust Preferred Securities	—	(654)
Distributions to noncontrolling interests	(132)	(95)
Contributions from noncontrolling interests	15	18
Dividends paid	(272)	(281)
Cash Flow from financing activities	688	444

Effects of exchange rates on cash	2	30
Net increase (decrease) in cash	162	(127)

Cash at beginning of period	457	523
Cash at end of period	619	396

Fresenius Medical Care

Quarterly Performance Scorecard - Revenue
Three months ended September 30,	2012	cc	2011	cc
(in US-$ thousands, except per-treatment revenue)
(unaudited)

North America
Net revenue	2,248,724		1,991,773
Growth year-over-year	12.9%		-1.7%

Net Dialysis care	2,046,921		1,787,666
Growth year-over-year	14.5%		-1.6%
U.S. per treatment	349		345
Per treatment	342		337
Sequential growth	-0.6%		-1.0%
Growth year-over-year	1.5%		-4.2%

Dialysis products
Incl. internal sales	397,511		401,486
Growth year-over-year	-1.0%		2.9%
External sales	201,802		204,107
Growth year-over-year	-1.1%		-2.0%

International
Net revenue	1,163,362		1,187,436
Growth year-over-year	-2.0%	7.3%	20.4%	12.9%

Net dialysis care	558,468		579,401
Growth year-over-year	-3.6%	5.6%	26.5%	19.8%
Per treatment	158	173	170	161
Sequential growth	-0.8%		-4.3%
Growth year-over-year	-7.2%	1.7%	6.5%	0.8%

Dialysis products
Incl. internal sales	717,388		722,894
Growth year-over-year	-0.8%	9.0%	17.3%	9.3%
External sales	604,894		608,035
Growth year-over-year	-0.5%	9.0%	15.1%	6.9%

cc = Constant currency

Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure “at constant exchange rates” in our filings to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. When we use the term “constant currency,” it means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. We then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage “at constant exchange rates.”

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure constant currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on its revenue from period to period. However, we also believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated could constitute a significant element of our revenue and could significantly impact our performance. We therefore limit our use of constant currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Fresenius Medical Care

Quarterly Performance Scorecard - Dialysis Care Volume
Three months ended September 30,	2012	2011
(unaudited)

North America
Number of treatments	6,178,211	5,489,224
Treatments per day	79,208	69,484
Per day sequential growth	0.6%	0.7%
Per day year-over-year growth	14.0%	3.9%
Same market growth year-over-year	3.7%	2.9%

International
Number of treatments	3,538,895	3,407,680
Same market growth year-over-year	2.0%	6.5%

Fresenius Medical Care

Quarterly Performance Scorecard - Expenses
Three months ended September 30,	2012	2011
(unaudited)

North America
Costs of revenue and operating expenses, gain on sale of dialysis clinics and income from equity method investees
In percent of revenue	81.3%	81.2%
Selling, general and administrative
In percent of revenue	13.7%	14.1%
U.S. Dialysis care operating expenses/treatment (in US-$)	281	279
Sequential growth	0.5%	-1.3%
Growth year-over-year	0.9%	-3.6%
Dialysis Care operating expenses/treatment (in US-$)	276	274
Sequential growth	0.4%	-1.1%
Growth year-over-year	0.8%	-3.5%

Total Group
Costs of revenue and operating expenses, gain on sale of dialysis clinics and income from equity method investees
In percent of revenue	83.4%	83.2%
Selling, general and administrative
In percent of revenue	15.3%	15.9%
Effective tax rate	33.3%	35.0%

Fresenius Medical Care

Quarterly Performance Scorecard - Cash Flow/Investing Activities
Three months ended September 30,	2012	2011
(in US-$ thousands, except number of de novos)
(unaudited)

Total Group
Operating cash flow	535,414	463,137
In percent of revenue	15.7%	14.5%

Free cash flow before acquisitions	370,503	313,323
In percent of revenue	10.8%	9.8%

Acquisitions and investments, net of divestitures	37,111	48,835

Capital expenditures, net	164,911	149,814
In percent of revenue	4.8%	4.7%

Maintenance	93,453	84,480
In percent of revenue	2.7%	2.7%

Growth	71,458	65,334
In percent of revenue	2.1%	2.1%

Number of de novos	18	25
North America	11	9
International	7	16

Fresenius Medical Care

Quarterly Performance Scorecard - Balance Sheet
September 30,	2012	2011
(unaudited)

Total Group
Debt (in US-$ million)	8,441	6,711
Debt/EBITDA	2.8	2.6

North America
Days sales outstanding	53	55

International
Days sales outstanding	120	118

Fresenius Medical Care

Quarterly Performance Scorecard
Three months ended June 30,	2012	2011

North America (U.S.)
Clinical Performance
Single Pool Kt/v > 1.2	97%	97%
Hemoglobin = 10-12g/dl	74%	77%
Hemoglobin = 10-13g/dl	83%	89%
Calcium = 8.4-10.2mg/dl	84%	80%
Albumin >= 3.5 g/dl (1)	85%	84%
No catheter	80%	78%
Phosphate <= 5.5mg/dl	66%	64%
Hospitalization days per patient (12 months ending September 30)	9.7	9.8

Demographics
Average age (in years)	62	62
Average time on dialysis (in years)	3.9	3.8
Average body weight (in kg)	81	81
Prevalence of diabetes	58%	56%

Europe, Middle East and Africa
Clinical Performance
Single Pool Kt/v > 1.2	96%	96%
Hemoglobin = 10-12g/dl	59%	57%
Hemoglobin = 10-13g/dl	78%	78%
Calcium = 8.4-10.2mg/dl	77%	78%
Albumin >= 3.5 g/dl (1)	87%	86%
No catheter	82%	82%
Phosphate <= 5.5mg/dl	78%	75%
Hospitalization days per patient (12 months ending September 30)	9.3	9.4

Demographics
Average age (in years)	64	64
Average time on dialysis (in years)	5.3	5.0
Average body weight (in kg)	71	71
Prevalence of diabetes	27%	28%

(1) International standard BCR CRM470